Suite 200, Penn West Plaza
207 – 9th Avenue SW
Calgary, Alberta, Canada  T2P 1K3

403.777.2500 tel
403.777.2699 fax

www.pennwest.com

December 23, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

Attention: Mr. Karl Hiller, Branch Chief

Re:	Penn West Petroleum Ltd. (the “Company” or “PWPL” or “Penn West” or “we” or “our”)
Form 40-F for the Fiscal Year ended December 31, 2012 Filed March 15, 2013 Response Letter dated October 15, 2013 File No. 001-32895

Dear Sirs:

We are transmitting for your review our responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter, dated December 10, 2013 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 40-F for the year ended December 31, 2012.

To facilitate the Staff’s review, we have included in this letter the comments from the Comment Letter in bold text, and have provided our responses immediately following the numbered comments below.

Form 40-F for the Fiscal Year ended December 31, 2012

2012 Annual Financial Statements

Note 3 - Significant Accounting Policies

c: Goodwill

1.
We have reviewed your response to prior comment four. We note your proposed disclosure regarding goodwill, as well as your historical disclosure in financial statement notes seven and eight. All of the information required by paragraphs 134(c), (e), and (f) of IAS 36 does not appear to be provided. For example, it appears that you are required to disclose the recoverable amount of your group of cash generating units that contain goodwill and a description of management’s approach to determining the value assigned to each key assumption. Please submit revised disclosure or clarify why you believe additional changes are not necessary. Refer to Example 9 of IAS 36 IE for guidance.

We acknowledge that our impairment disclosure requires updating to be consistent with the proposals discussed in our previous correspondence with SEC staff. We also agree that expanded disclosure is appropriate for the paragraphs referenced in the Staff’s above-noted comments, where applicable. On the basis that the Company’s December 31, 2013 fiscal year end is imminent, we respectfully propose providing these disclosures in the Company’s financial statements for the year ending December 31, 2013. The proposed disclosure presented below will be adjusted based on our actual results but has presently been prepared on the assumption that the recoverable amount of the group of CGUs exceeds their carrying value.

In regard to paragraph 134(c), we respectfully submit that our historical disclosure in Note 8 meets the disclosure requirement in the following sentence “The recoverable amount was determined based on the fair value less cost to sell method”. In regard to the Staff’s comment on the disclosure requirement in paragraph 134(c) of the recoverable amount, we believe the disclosure requirement outlining the recoverable amount for each CGU or group of CGUs to which goodwill is associated is required, regardless of whether there is an impairment recorded for annual periods beginning in 2013 upon the adoption of IFRS 13. Recently, the IASB issued an amendment to IAS 36 effective for annual periods in 2014, which only requires disclosure of the recoverable amount for a CGU if an impairment loss has been recorded. Early adoption of this amendment is permitted. We intend to adopt this amendment for our financial statements for the year ended December 31, 2013 early. In future filings, we will ensure the disclosures in paragraph 134(c) are provided, including the recoverable amount, if applicable. We have outlined our proposed disclosure below.

For paragraph 134(e), in our historical disclosure in Note 8, we outlined the key assumptions used in determining the recoverable amount; however, we have provided additional enhancements in our proposed disclosure below.

On the basis of the above discussion, we propose to replace our existing disclosure in our Goodwill note (Note 8 in our 2012 Consolidated Financial Statements) in future filings with disclosure substantially as follows:

A goodwill impairment test was completed at December 31, 2013 and 2012 at which time the recoverable amount exceeded the carrying value thus no impairment was recorded. The entire goodwill balance was associated to a group of CGU’s, which represent Penn West’s key light-oil properties in the Cardium, Carbonates and Viking areas. The recoverable amount was determined based on the fair value less costs to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by our independent reserve engineers and other internal estimates based on historical experiences and trends.

The values assigned to the future cash flows, forecasted commodity prices and future development costs were obtained from Penn West’s year-end reserve report which was evaluated or audited by its independent reserve engineers. These values were based on future cash flows of proved plus probable reserves discounted at a rate of XX percent (2012 – 10 percent). The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs primarily based on anticipated development capital programs.

The value of resources was obtained from both Penn West contingent resource studies which were compiled by independent reserve engineers and from internal analysis completed by the Company, most notably the results of drilling activities completed by the Company and competitor analysis. Based on these contingent resource studies and the internal analysis performed, Penn West identified and risked potential drilling locations that were not assigned any proved plus probable reserves. The value of these additional drilling locations was included in the recoverable amount, based on the net present value of proved undeveloped locations within the same resource play from the Company’s most recent annual reserve report. A discount rate of XX percent (2012 – 10 percent) was applied to determine an estimate of the present value factor of the future cash flows.

In regard to paragraph 134(f), as outlined in our initial response to Staff in our “Supplemental response to comment 4”, the recoverable amount was determined using an asset build-up, which was not an exhaustive list of incremental value. Once we determined that the recoverable amount exceeded the carrying amount, we concluded that the goodwill was recoverable, without further consideration of additional cash flows. In future filings, if a reasonably possible change in a key assumption could cause the carrying value to exceed the recoverable amount, we will include the disclosures in paragraph 134(f).

2.
We have reviewed your “comparison of recoverable amount to net book value” included with your prior response. It is unclear why the carrying value would not include exploration and evaluation assets, consistent with paragraph 21 of IFRS 6 and paragraph 75 of IAS 36. Please submit a revised schedule or clarify why you believe the carrying value is appropriate. Along with any revised schedule, please also quantify the costs of disposal as set forth in paragraph 28 of IAS 36.

Upon adoption of IFRS we established our accounting policy for impairment assessment of Exploration and Evaluation assets (“E&E). Consistent with IAS 6.21, our accounting policy is to assess and, when impairment indicators are present, to test E&E assets for impairment at the operating segment level, which for us is at the consolidated level. To provide further clarity in our disclosure, we propose to amend our E&E accounting policy note in future filings substantially as follows: E&E assets are tested for impairment at the operating segment level when facts or circumstances indicate that a possible impairment may exist and on an individual basis prior to their reclassification to Property, Plant and Equipment. E&E impairment losses may be reversed in subsequent periods.

As noted in our response to the Staff’s previous comment 4, we determined that our goodwill balance is associated with a group of CGUs in which the Cardium, Carbonates and Viking resource plays reside. The E&E assets relate to our Seal, Cordova, Duvernay and other minor plays which do not have goodwill associated to them. Accordingly, the recoverable amount and the carrying value of E&E assets were excluded in preparing the goodwill impairment test.

We have an internal acquisition and divestiture (“A&D”) department which is responsible for A&D transactions limiting incremental transaction costs. In regard to IAS 36.28, our experience is that the costs of disposal are incidental and insignificant in past transactions.

*           *           *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please contact the undersigned at (403) 777-2572.

Yours very truly,
Penn West Petroleum Ltd.

/s/  Todd Takeyasu
Todd Takeyasu
Executive Vice President
and Chief Financial Officer